Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2017 Q4/full-year results and 2018 guidance on February 14, 2018

Company also provides 2018 quarterly reporting dates

Toronto, Ontario, January 10, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release its fourth quarter and 2017 full-year financial statements and operating results on Wednesday, February 14, 2018, after market close. The Company will also provide its full-year 2018 guidance, mineral reserve and mineral resource statement as of December 31, 2017, and an exploration update. Kinross will hold a conference call and audio webcast on Thursday, February 15, 2018 at 8 a.m. ET to present the results, followed by a question-and-answer session.

Kinross' quarterly reporting schedule for the remainder of 2018 will be as follows:

•	Q1 2018 - Tuesday, May 8, 2018; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 9, 2018 at 7:45 a.m. ET.

•	Annual Meeting of Shareholders - Wednesday, May 9, 2018; the meeting will be held at 10 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada.

•	Q2 2018 - Wednesday, August 1, 2018; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, August 2, 2018 at 8 a.m. ET.

•	Q3 2018 - Wednesday, November 7, 2018; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, November 8, 2018 at 8 a.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz
Director, Corporate Communications
phone: 416-369-6469
louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott
Senior Vice-President, Investor Relations and Corporate Development
phone: 416-365-3390
tom.elliott@kinross.com

p. 1 Kinross to announce 2017 Q4/full-year results and 2018 guidance on February 14, 2018	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, assumptions, estimates and projections as of the date of this news release. The word "schedule" and or statements that certain actions, events or results may, could, should or will occur, and variations of similar or similar such words, phrases expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon a number of expectations, assumptions, estimates and projections that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to business uncertainties and contingencies, which can affect, and could cause, actual actions, events or results to differ from those expressed or implied in any forward looking statements made herein. There can be no assurance that forward looking statements will prove to be accurate, as actual and future actions, events or results could differ from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements, which are not intended to represent a complete list of such factors. Kinross disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

p. 2 Kinross to announce 2017 Q4/full-year results and 2018 guidance on February 14, 2018	www.kinross.com